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REGISTERED FOREIGN LAWYER	June 20, 2019	TOKYO
Z. JULIE GAO (CALIFORNIA)		TORONTO

VIA EDGAR

Mr. Michael Clampitt

Ms. Jessica Livingston

Mr. David Irving

Mr. Stephen Kim

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                 AMTD International Inc. (CIK No. 0001769731)

Registration Statement on Form F-1

Dear Mr. Clampitt, Ms. Livingston, Mr. Irving, and Mr. Kim:

On behalf of our client, AMTD International Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we have separately delivered to you today four courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted to the Commission on May 28, 2019, and one copy of the filed exhibits.

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated June 10, 2019. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In accordance with the Jumpstart Our Business Startups Act and the Fixing America’s Surface Transportation Act, the Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the Staff’s non-public review, and plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show no earlier than 15 days after the date hereof. The Company would appreciate the Staff’s prompt review of this filing to allow the Company to meet its timeline.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Results of Operations

Revenue, page 70

1.                                      We note the additional disclosures on page 71 in response to our comment 17. We also note that the weighted average asset management fee rate decreased from 0.55% in 2017 to 0.45% in 2018 to 0.16% in the three months ended March 31, 2019.  Please revise to discuss the significant change in your weighted average fee rate for the periods presented.

In response to the Staff’s comment, the Company has revised the disclosure on page 71 of the Registration Statement.

Consolidated Statements of Financial Position, page F-4

2.                                      Please revise your next amendment to provide consistent presentation in the assets and liabilities sections of the Consolidated Statements of Financial Position for current and non-current assets and liabilities.  You list non-current assets first in the assets section and non-current liabilities second in the liabilities section.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-4 and F-62 of the Registration Statement.

Notes to Consolidated Financial Statements

Note 2.3. Summary of Significant Accounting Policies

Revenue Recognition, page F-21

3.                                      We note your response to our comment 22.  Please revise your next amendment to disclose information about the methods, inputs and assumptions used in allocating the transaction price, including estimating stand-alone selling prices of promised goods or services in accordance with paragraph 126(c) of IFRS 15.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-21 and F-22 of the Registration Statement.

The Company respectfully advises the Staff that for investment banking service, each contract contains only one performance obligation. For asset management services, when a single contract contains two performance obligations, the stand-alone selling prices of each of the distinct services underlying the performance obligations (i.e. management fee and performance-based incentive fee for asset management service and brokerage and handling fee for transaction processing service) are stated separately in the contract. These are the observable prices of services when the Company sells each of them separately.

Note 4. Operating Segment Information, page F-24

4.                                      We note your response and related revisions to our comment 24.  Please revise your next amendment to include the required disclosures, including revenues from customers in  different geographical areas for each reporting segment, in accordance with paragraph 33 of IFRS 8. Refer to paragraphs 31, 33 and BC 52 of IFRS 8.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-28, F-29, F-72 and F-73 of the Registration Statement.

Note 23. Related Party Transactions, page F-43

5.                                      Please revise your next amendment to disclose required information regarding your due to fellow subsidiaries and due to immediate holding company balances for the periods presented in accordance with ASC 850-10-50.  Make a corresponding change to the related party transaction note to the interim financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-46, F-83, and F-84 of the Registration Statement.

Note 26. Financial Risk Management Objectives and Policies, page F-50

6.                                      We note your response and related revisions to the second bullet point in our comment 28. Please revise your next amendment to address all the required disclosures in Item 11 of Form 20-F related to equity price risk in the Quantitative and Qualitative Disclosures about Market Risk section for your strategic investments.

In response to the Staff’s comment, the Company has revised the disclosure on pages 90 and 91 of the Registration Statement.

*       *       *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Calvin Choi, Chief Executive Officer, AMTD International Inc.

Philip Yau, Chief Financial Officer, AMTD International Inc.

George Chan, Partner, Ernst & Young

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Benjamin W. James, Esq., Partner, Kirkland & Ellis International LLP

Meng Ding, Esq., Partner, Kirkland & Ellis International LLP